EXHIBIT 21.1

1.	GrowOp Technology Ltd., a Nevada corporation

2.	Edible Garden Corp., a Nevada corporation

3.	MediFarm, LLC, a Nevada limited liability company

4.	MediFarm I, LLC, a Nevada limited liability company

5.	MediFarm II, LLC, a Nevada limited liability company

6.	IVXX, LLC, a Nevada limited liability company